May 19, 2005


Mail Stop 4-6

Mr. Steven V. Abramson
President and Chief Operating Officer
Universal Display Corporation
375 Phillips Boulevard
Ewing, NJ 08618

Re:	Universal Display Corporation

	Amendment No. 2 to Registration Statement on Form S-3
	Filed March 21, 2005
	File No. 333-120737

	Registration Statement on Form S-3
	Filed April 25, 2005
	File No. 333-124306

Dear Mr. Abramson:

      This is to advise you that we have reviewed your response letter dated March 21, 2005 regarding registration statement number
333-120737 and have limited our review of registration statement number 333-124306 to the matters addressed in the comments below. No further review of the registration statements has been or will be made.

	Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



REGISTRATION STATEMENTS ON FORMS S-3

General

1. Please include disclosure in both Forms S-3 regarding the other pending offering. To put the cover page references to the secondary distribution in each prospectus in an appropriate context, this information about the concurrent secondary offering under the other filing should be included.

Where You Can Find More Information

2. We note that you filed your Form 10-Q for the quarter ended
March
31, 2005 after filing registration statement number 333-124306 and that you have additionally filed two Forms 8-K since filing the last amendment to registration statement number 333-120737. Please revise your filings to update this section accordingly and ensure that any future filings that are required to be incorporated by reference are properly reflected prior to effectiveness. See Interp. H.69 of the
July 1997 CF Manual of Publicly Available Telephone
Interpretations.

Pending Review of Confidential Treatment Requests

3. We note that there are currently two pending confidential treatment requests regarding Company documents. Please be advised that your registration statements will not be declared effective until all issues on such confidential treatment requests have been resolved. Additionally, please ensure that registration statement number 333-124306 is updated to include the revised version of
Exhibit 10.6.


*	*	*	*	*

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filings effective, it does not foreclose the
Commission from taking any action with respect to the filings;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

?	the Company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please call Sara Kalin at (202)
551-
3454 or the undersigned at (202) 551-3462. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at
(202) 551-3730.

							Sincerely,



							Mark P. Shuman
							Branch Chief-Legal

CC:	Via Facsimile
	Mr. Justin Chairman, Esq.
	Morgan, Lewis & Bockius, LLP
	1701 Market Street
	Philadelphia, PA 19103
	Telephone: (215) 963-5000
	Facsimile:  (215) 963-5001







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Mr. Steven Abramson
May 19, 2005
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